Exhibit 12.1
SunGard Capital Corp.
SunGard Capital Corp. II
SunGard Data Systems Inc.
Computation of Ratio of Earnings to Fixed Charges (Unaudited)
($ in millions)

	Predecessor(1)	Successor
		August 11
	January 1	through
	through August	December 31,
	10, 2005	2005	2006		2007	2008		2009

Fixed charges
Interest expense	$14	$228	$616		$608	$561		$584
Amortization of debt issuance costs and debt discount	3	20	40		37	37		42
Portion of rental expense representative of interest	38	25	61		69	75		81

Total fixed charges	$55	$273	$717		$714	$673		$707

Earnings
Income (loss) before income taxes	$288	$(62)	$(139	)(2)	$(63)	$(204	)(3)	$(1,191)

Fixed charges per above	55	273	717		714	673		707

Total earnings	$343	$211	$578	(2)	$651	$469	(3)	$(484)

Ratio of earnings to fixed charges	6.2	*	*		*	*		*

*	Earnings for the period August 11 through December 31, 2005 and for the years ended December 31, 2006, 2007, 2008 and 2009 were inadequate to cover fixed charges by $62 million, $139 million, $63 million, $204 million and $1,191 million, respectively.

(1)	SunGard Capital Corp. (SCC) and SunGard Capital Corp. II (SCCII) were created in 2005 for the purpose of acquiring SunGard Data Systems Inc. (SunGard) which occurred on August 11, 2005. SCC and SCCII do not have results prior to August 11, 2005.

(2)	SCC’s income (loss) before operations and total earnings for 2006 were $(137) million and $580 million, respectively.

(3)	SCC’s income (loss) before operations and total earnings for 2008 were $(205) million and $468 million, respectively.